                                                                   EXHIBIT 99(2)

                            Trinity Industries, Inc.
                              Basis of Presentation


As of March 31, 2001, the Company (or "Trinity") modified its segment reporting to align the reportable segments with current internal reporting. The Company combined the Highway Construction Products segment and the Concrete and Aggregate segment into the Construction Products segment, moved its Heads business into the Industrial Products segment from Parts and Services, and moved its Deck Fittings and Marine Parts business into the Inland Barge segment from Parts and Services. Furthermore, the Company changed the definition of operating profit at the segment level to include corporate shared services charges.

Trinity's Form 10-K for the year ended March 31, 2001, filed June 18, 2001, presented segment information in the changed format for years ended March 31, 2001, 2000, and 1999. Presented in this exhibit is segment information, in the new reporting format, for each of the four quarters of fiscal years 2001, 2000, and 1999. Supplemental Management's Discussion and Analysis of Operating Results for the fiscal 2001 and fiscal 2000 quarters for which Form 10-Q had previously been filed are included for additional analysis.

The new reporting format includes the following business segments: (1) the Railcar segment, which manufactures and sells railcars; (2) the Inland Barge segment, consisting of barges and related products for inland waterway services;
(3) the Parts and Services segment, which manufactures and sells various parts to manufacturers of railcars and other industrial products and provides services such as railcar maintenance, fleet management, and leasing; (4) the Construction Products segment, consisting primarily of highway guardrail and safety products, concrete and aggregate, and girders and beams used in the construction of highway and railway bridges; and (5) the Industrial Products segment, which manufactures and sells containers, container heads, weld fittings used in pressure piping systems, and pressure and non-pressure containers for the storage and transportation of liquefied gases and other liquid and dry products. Finally, All Other includes transportation services, the Company's captive insurance company, structural towers, and other peripheral businesses.

                            TRINITY INDUSTRIES, INC.
                     Restated Quarterly Segment Information
                            Year Ended March 31, 2001
                                  (in millions)

REVENUES:


                                       Quarter          Quarter            Quarter          Quarter             Year
                                        Ended            Ended              Ended            Ended              Ended
                                    June 30, 2000     Sept. 30, 2000     Dec. 31, 2000    March 31, 2001    March 31, 2001
                                    --------------    --------------    --------------    --------------    --------------

Railcar Segment
   Outside                          $        214.1    $        238.7    $        133.3    $        152.8    $        738.9
   Intersegment                                1.3               1.0               1.2              (0.2)              3.3
                                    --------------    --------------    --------------    --------------    --------------
   Total                            $        215.4    $        239.7    $        134.5    $        152.6    $        742.2

Inland Barge Segment
   Outside                          $         51.6    $         51.7    $         41.1    $         58.5    $        202.9
   Intersegment                               --                --                --                --                --
                                    --------------    --------------    --------------    --------------    --------------
   Total                            $         51.6    $         51.7    $         41.1    $         58.5    $        202.9

Parts & Services Segment
   Outside                          $         72.6    $         62.6    $         56.8    $         56.5    $        248.5
   Intersegment                               14.9              13.8              10.6              28.9              68.2
                                    --------------    --------------    --------------    --------------    --------------
   Total                            $         87.5    $         76.4    $         67.4    $         85.4    $        316.7

Construction Products Segment
   Outside                          $        125.9    $        127.0    $         94.4    $         93.7    $        441.0
   Intersegment                               --                --                --                 1.4               1.4
                                    --------------    --------------    --------------    --------------    --------------
   Total                            $        125.9    $        127.0    $         94.4    $         95.1    $        442.4

Industrial Products Segment
   Outside                          $         59.1    $         57.6    $         57.3    $         46.5    $        220.5
   Intersegment                                1.3               1.8               1.5               5.2               9.8
                                    --------------    --------------    --------------    --------------    --------------
   Total                            $         60.4    $         59.4    $         58.8    $         51.7    $        230.3

All Other
   Outside                          $         10.4    $         13.1    $         18.3    $         10.7    $         52.5
   Intersegment                               16.0              11.9               8.6              24.2              60.7
                                    --------------    --------------    --------------    --------------    --------------
   Total                            $         26.4    $         25.0    $         26.9    $         34.9    $        113.2

Eliminations & Corporate Items      $        (33.5)   $        (28.5)   $        (21.9)   $        (59.5)   $       (143.4)

                                    --------------    --------------    --------------    --------------    --------------
Consolidated Total                  $        533.7    $        550.7    $        401.2    $        418.7    $      1,904.3
                                    ==============    ==============    ==============    ==============    ==============

                            TRINITY INDUSTRIES, INC.
                     Restated Quarterly Segment Information
                            Year Ended March 31, 2001
                                  (in millions)


OPERATING PROFIT:



                                 Quarter         Quarter                Quarter               Quarter                   Year
                                  Ended           Ended                  Ended                 Ended                    Ended
                              June 30, 2000   Sept. 30, 2000         Dec. 31, 2000         March 31, 2001           March 31, 2001
                               ----------- --------------------  --------------------  ----------------------  --------------------
                                             Before     After     Before     After      Before      After       Before     After
                                            Charges    Charges    Charges   Charges    Charges     Charges     Charges    Charges
                                           ---------  ---------  ---------  ---------  ---------  -----------  ---------- ---------


Railcar Segment                $     12.2  $    15.0  $    (6.1) $     3.6  $     3.6  $     5.5  $     (41.4) $     36.3 $   (31.7)

Inland Barge Segment                  6.5        5.6        1.9        2.2        1.5        1.8          1.8        16.1      11.7

Parts & Services Segment             11.3        2.2       (4.0)       5.1      (13.9)       3.5         (4.8)       22.1     (11.4)

Construction Products Segment        15.9       16.2       16.2        4.0        4.0        2.4          2.4        38.5      38.5

Industrial Products Segment           1.7        2.2       (4.3)       3.1       (4.9)      (0.7)        (0.7)        6.3      (8.2)

All Other                            (3.8)      (2.0)      (2.0)      (4.2)      (5.4)      (4.5)        (4.5)      (14.5)    (15.7)

Eliminations & Corporate Items       (6.3)      (5.2)     (16.6)      (8.1)     (15.4)     (10.4)       (11.0)      (30.0)    (49.3)
                               ----------  ---------  ---------  ---------  ---------  ---------  -----------  ---------- ---------
Consolidated Total             $     37.5  $    34.0  $   (14.9) $     5.7  $   (30.5) $    (2.4) $     (58.2) $     74.8 $   (66.1)
                               ==========  =========  =========  =========  =========  =========  ===========  ========== =========

                            TRINITY INDUSTRIES, INC.
                     Restated Quarterly Segment Information
                            Year Ended March 31, 2000
                                  (in millions)

REVENUES:


                                          Quarter           Quarter           Quarter            Quarter             Year
                                           Ended             Ended             Ended              Ended              Ended
                                       June 30, 1999     Sept. 30, 1999     Dec. 31, 1999      March 31, 2000     March 31, 2000
                                      ---------------    ---------------    ---------------    ---------------    ---------------

Railcar Segment
    Outside                           $         382.7    $         378.8    $         402.9    $         350.9    $       1,515.3
    Intersegment                                  2.1                1.8                1.2                0.8                5.9
                                      ---------------    ---------------    ---------------    ---------------    ---------------
    Total                             $         384.8    $         380.6    $         404.1    $         351.7    $       1,521.2

Inland Barge Segment
    Outside                           $          51.7    $          55.3    $          48.8    $          54.3    $         210.1
    Intersegment                                 --                 --                 --                 --                 --
                                      ---------------    ---------------    ---------------    ---------------    ---------------
    Total                             $          51.7    $          55.3    $          48.8    $          54.3    $         210.1

Parts & Services Segment
    Outside                           $          71.4    $          65.7    $          65.5    $          60.5    $         263.1
    Intersegment                                 33.1               28.9               27.1               21.6              110.7
                                      ---------------    ---------------    ---------------    ---------------    ---------------
    Total                             $         104.5    $          94.6    $          92.6    $          82.1    $         373.8

Construction Products Segment
    Outside                           $         113.3    $         121.8    $         105.5    $         105.0    $         445.6
    Intersegment                                 --                 --                 --                 --                 --
                                      ---------------    ---------------    ---------------    ---------------    ---------------
    Total                             $         113.3    $         121.8    $         105.5    $         105.0    $         445.6

Industrial Products Segment
    Outside                           $          61.8    $          64.0    $          63.8    $          65.8    $         255.4
    Intersegment                                  1.8                2.4                2.2                1.8                8.2
                                      ---------------    ---------------    ---------------    ---------------    ---------------
    Total                             $          63.6    $          66.4    $          66.0    $          67.6    $         263.6

All Other
    Outside                           $          12.5    $          14.4    $          14.3    $           9.9    $          51.1
    Intersegment                                 14.9               16.2               15.9               14.9               61.9
                                      ---------------    ---------------    ---------------    ---------------    ---------------
    Total                             $          27.4    $          30.6    $          30.2    $          24.8    $         113.0

Eliminations & Corporate Items        $         (51.9)   $         (49.3)   $         (46.4)   $         (39.1)   $        (186.7)

                                      ---------------    ---------------    ---------------    ---------------    ---------------
Consolidated Total                    $         693.4    $         700.0    $         700.8    $         646.4    $       2,740.6
                                      ===============    ===============    ===============    ===============    ===============

OPERATING PROFIT:


Railcar Segment                       $          37.7    $          38.9    $          38.8    $          37.8    $         153.2
Inland Barge Segment                              5.6                7.4                6.1                6.6               25.7
Parts & Services Segment                         21.9               17.0               14.5               10.0               63.4
Construction Products Segment                    15.8               18.1               12.5                9.8               56.2
Industrial Products Segment                       3.2                3.5                3.5                2.2               12.4
All Other                                         0.5                1.4                0.6               (0.6)               1.9
Eliminations & Corporate Items                   (7.3)              (9.4)              (7.2)              (9.9)             (33.8)
                                      ---------------    ---------------    ---------------    ---------------    ---------------
Consolidated Total                    $          77.4    $          76.9    $          68.8    $          55.9    $         279.0
                                      ===============    ===============    ===============    ===============    ===============

                            TRINITY INDUSTRIES, INC.
                     Restated Quarterly Segment Information
                            Year Ended March 31, 1999
                                  (in millions)

REVENUES:


                                     Quarter           Quarter             Quarter            Quarter              Year
                                      Ended             Ended               Ended              Ended              Ended
                                  June 30, 1998     Sept. 30, 1998      Dec. 31, 1998      March 31, 1999    March 31, 1999
                                 ---------------    ---------------    ---------------    ---------------    ---------------

Railcar Segment
    Outside                      $         369.8    $         409.1    $         426.9    $         488.2    $       1,694.0
    Intersegment                             1.2                2.1                1.5                2.1                6.9
                                 ---------------    ---------------    ---------------    ---------------    ---------------
    Total                        $         371.0    $         411.2    $         428.4    $         490.3    $       1,700.9

Inland Barge Segment
    Outside                      $          64.7    $          45.9    $          43.4    $          47.6    $         201.6
    Intersegment                            --                 --                 --                 --                 --
                                 ---------------    ---------------    ---------------    ---------------    ---------------
    Total                        $          64.7    $          45.9    $          43.4    $          47.6    $         201.6

Parts & Services Segment
    Outside                      $          65.5    $          62.6    $          79.5    $          76.9    $         284.5
    Intersegment                            34.1               32.6               38.3               39.6              144.6
                                 ---------------    ---------------    ---------------    ---------------    ---------------
    Total                        $          99.6    $          95.2    $         117.8    $         116.5    $         429.1

Construction Products Segment
    Outside                      $         102.6    $         109.6    $          95.2    $          93.5    $         400.9
    Intersegment                             0.1               --                 --                 (0.1)              --
                                 ---------------    ---------------    ---------------    ---------------    ---------------
    Total                        $         102.7    $         109.6    $          95.2    $          93.4    $         400.9

Industrial Products Segment
    Outside                      $          85.8    $          73.6    $          64.4    $          58.4    $         282.2
    Intersegment                             1.7                2.3                2.3                2.0                8.3
                                 ---------------    ---------------    ---------------    ---------------    ---------------
    Total                        $          87.5    $          75.9    $          66.7    $          60.4    $         290.5

All Other
    Outside                      $          23.1    $          16.6    $          13.5    $          10.5    $          63.7
    Intersegment                            15.1               16.2               16.8               16.8               64.9
                                 ---------------    ---------------    ---------------    ---------------    ---------------
    Total                        $          38.2    $          32.8    $          30.3    $          27.3    $         128.6

Eliminations & Corporate Items   $         (52.2)   $         (53.2)   $         (58.9)   $         (60.4)   $        (224.7)

                                 ---------------    ---------------    ---------------    ---------------    ---------------
Consolidated Total               $         711.5    $         717.4    $         722.9    $         775.1    $       2,926.9
                                 ===============    ===============    ===============    ===============    ===============


OPERATING PROFIT:


Railcar Segment                  $          32.9    $          40.3    $          44.5    $          49.2    $         166.9
Inland Barge Segment                         4.8                2.1                1.8                2.8               11.5
Parts & Services Segment                    19.7               18.0               19.4               20.0               77.1
Construction Products Segment               15.3               16.8                9.9                8.2               50.2
Industrial Products Segment                  7.4                6.1                2.5               (2.2)              13.8
All Other                                    2.9                3.2                2.2                1.6                9.9
Eliminations & Corporate Items              (8.9)             (11.8)             (10.6)             (13.2)             (44.5)
                                 ---------------    ---------------    ---------------    ---------------    ---------------
Consolidated Total               $          74.1    $          74.7    $          69.7    $          66.4    $         284.9
                                 ===============    ===============    ===============    ===============    ===============

                            Trinity Industries, Inc.
                    Supplemental Management's Discussion and
                          Analysis of Operating Results


                Three Months Ended December 31, 2000 Compared to
                      Three Months Ended December 31, 1999

Revenues for the third quarter of fiscal 2001 were $401.2 million compared to $700.8 million for the third quarter of fiscal 2000 primarily due to reduced railcar shipments and related declines in railcar parts and services sales. Operating profit, excluding the 3rd quarter charges, was $5.7 million compared to $68.8 million.

Railcar segment operating profit was $3.6 million compared to $38.8 million for the same period last year. Results declined due to the current downturn in the North American railcar industry. Operating profit margins were impacted by the lower volumes, changeover of the production lines to different car types, and start up costs associated with new products. Comparison to the prior year for Railcar segment revenues and operating profit is affected by the level of railcars delivered to customers of Trinity's leasing company. Approximately 42% of railcar deliveries for the current quarter were to the Company's leasing fleet. Sales to Trinity's leasing company are eliminated in consolidation and profits are deferred and amortized over the life of the asset. For the current quarter, sales to the leasing company were $95.7 million while profit was $6.0 million. This compares with sales and profit on cars sold to the lease fleet of $9.3 million and $1.0 million, respectively, for the same quarter a year ago.

In the Inland Barge segment, operating profit, excluding the 3rd quarter charges, was $2.2 million compared to $6.1 million for the same period last year. The declines are predominately the result of reduced sales prices, primarily on hopper barges, due to very competitive markets.

In the Parts & Services segment, operating profit, excluding the 3rd quarter charges, was $5.1 million compared to $14.5 million for the same period last year. This decrease in operating profit is primarily due to the downturn in the railcar market and is also impacted by start-up costs related to a non-railcar parts business.

Current quarter revenues and operating profit margins in the Construction Products segment were negatively affected by periods of harsh winter weather that temporarily delayed shipments and competitive pricing in certain concrete and aggregate markets. Additionally, operating profit margins were also impacted by an increased proportion of revenues coming from bridge sales which have lower margins.

In the Industrial Products segment, operating profit, excluding the 3rd quarter charges, was $3.1 million compared to $3.5 million for the same period last year. Reduced revenues and operating profit in the Industrial segment is primarily a result of competitive pricing pressure and the impact of exiting the flange and valve business.

                Three Months Ended September 30, 2000 Compared to
                      Three Months Ended September 30, 1999

Revenues for the second quarter of fiscal 2001 were $550.7 million compared to $700.0 million for the second quarter of fiscal 2000 primarily due to reduced railcar shipments and related declines in railcar parts and services sales. Operating profit, excluding the 2nd quarter charges, was $34.0 million compared to $76.9 million.

Railcar segment operating profit, excluding the 2nd quarter charges, was $15.0 million compared to $38.9 million for the same period last year. Revenues and operating profit declined due to the current downturn in the railcar industry which resulted in reduced shipments of new cars by 37% over the same period last year and reduced sales prices. Operating profit margins were further impacted by changeover of production lines to different car types and start up costs associated with new products. Included in revenues for the second quarter were sales of railcars from the Company's lease fleet of approximately $47.5 million, which resulted in operating profits of approximately $8.5 million. In the third quarter, the Company expects about one-third of its railcar production to go to customers of its leasing company which will impact operating profits due to deferral of profits on railcars sold into the lease fleet.

In the Inland Barge segment, operating profit, excluding the 2nd quarter charges, was $5.6 million compared to $7.4 million for the same period last year. The declines are predominately the result of reduced sales prices, primarily on hopper barges, due to very competitive markets.

In the Parts & Service segment, operating profit, excluding the 2nd quarter charges, was $2.2 million compared to $17.0 million for the same period last year. This decrease in revenues and operating profit is primarily due to the softness in the railcar market and start-up costs related to non-railcar parts.

Revenues for the Construction Products segment increased due to a strong construction market for highway products. Operating profit declined due to competitive pricing in certain concrete and aggregate markets, the impact of an increased proportion of revenues coming from bridge sales which have lower margins, and fewer work days which increased unabsorbed manufacturing burden costs.

In the Industrial Products segment, operating profit, excluding the 2nd quarter charges, was $2.2 million compared to $3.5 million for the same period last year. Reduced revenues and operating profit in the Industrial Products segment is primarily a result of competitive pricing pressure and the impact of exiting the flange and valve business.

                  Three Months Ended June 30, 2000 Compared to
                        Three Months Ended June 30, 1999

Revenues for the first quarter of fiscal 2001 decreased to $533.7 million from $693.4 million primarily due to reduced car shipments in the Railcar segment, which was partially offset by increased revenues in the Construction Products segment. Operating profit decreased to $37.5 million compared to $77.4 million.

Revenues for the Railcar segment decreased to $214.1 million from $382.7 million while operating profit decreased to $12.2 million from $37.7 million. The decline in revenues and operating profit is a result of the significant weakening in demand for new railcars in North America. This creates a very competitive market. Railcar segment operating margins declined due to average sales price declines and inefficiencies associated with changeover of production lines to different car types and start up of new products.

Revenues for the Inland Barge segment were $51.6 million for the current quarter and $51.7 million for the prior year quarter. Operating profit increased to $6.5 million from $5.6 million, a 16.1% increase. Increased operating profit is due mainly to cost reductions and operating efficiencies.

Revenues decreased by $17.0 million in the Parts & Services segment, from $104.5 (including intersegment sales of $33.1 million), to $87.5 million (including intersegment sales of $14.9 million), while operating profit decreased to $11.3 million from $21.9 million. This decrease in revenues and operating profit is primarily due to the softness in the railcar market.

Revenues for the Construction Products segment increased to $125.9 million from $113.3 million, while operating profit increased slightly to $15.9 million. Revenues increased due to a strong highway products market, particularly the demand for guardrail. Increased operating profit for highway products was offset by decreased operating profit from concrete and aggregates. Decreased concrete and aggregate results were primarily attributable to an unusually rainy season over the past three months in principal Texas markets and competitive pricing in certain markets.

Industrial segment revenues decreased slightly to $59.1 million compared to $61.8 million, while operating profit decreased to $1.7 million from $3.2 million. The reduction of revenues and operating profit is primarily a result of competitive pressure in pricing.

                Three Months Ended December 31, 1999 Compared to
                      Three Months Ended December 31, 1998

Revenues for the third quarter of fiscal 2000 decreased to $700.8 million from $722.9 million due to reduced car shipments in the Railcar segment, along with a decline in revenues in the Parts & Services segment. These decreases were mostly offset by improved results in the Inland Barge, Construction Products, and Industrial Products segments. Operating profit decreased slightly to $68.8 million compared to $69.7 million. Increased operating profits in the Inland Barge, Construction Products, and Industrial Products segments, were offset by a decrease in the Railcar and Parts & Services segments.

Revenues for the Railcar segment decreased to $402.9 million from $426.9 million while operating profit decreased to $38.8 million from $44.5 million. Lower revenues and operating profit are a result of softened demand in this segment.

Revenues for the Inland Barge segment increased to $48.8 million from $43.4 million. Operating profit increased to $6.1 million from $1.8 million. The improvement in operating profit is due mainly to a change in product mix, increased operating efficiency, and lower material costs.

Total revenues for the Parts & Services segment were $92.6 million (including intersegment revenues of $27.1) compared to $117.8 million (including intersegment revenues of $38.3), while operating profit decreased to $14.5 million from $19.4 million. This decrease in revenues and operating profit is primarily due to the softness in the railcar market.

Revenues for the Construction Products segment increased to $105.5 million from $95.2 million, while operating profit increased to $12.5 million from $9.9 million due to increased government spending on transportation improvements.

Industrial Products segment revenues increased to $63.8 million from $64.4 million while operating profit increased to $3.5 million from $2.5 million. The increase in revenues and operating profit is primarily due to increased LPG tank demand and improvement in the fittings and flange business.


                Three Months Ended September 30, 1999 Compared to
                      Three Months Ended September 30, 1998

Revenues for the second quarter of fiscal 2000 remained flat, decreasing 2.4% to $700 million from $717.4 million due to reduced car shipments in the Railcar segment, along with a decline in revenues in the Industrial Products segment caused mainly by continued price competition in the fittings & flange business. These decreases were mostly offset by strong results in the Inland Barge and Construction Products segments. Operating profit increased slightly to $76.9 million compared to $74.7 million. Increased operating profits in the Inland Barge and Construction Products segments were partially offset by a decrease in the Industrial Products segment and All Other.

Revenues for the Railcar segment decreased 7.4% to $378.8 million from $409.1 million while operating profit decreased 3.5% to $38.9 million from $40.3 million. Lower revenues and operating profit are a result of softened demand in this segment. Margin improvement reflects continued progress on improving operating efficiencies.

Revenues for the Inland Barge segment increased 20.5% to $55.3 million from $45.9 million. Operating profit increased 252.4% to $7.4 million from $2.1 million. The improvement in operating profit is due mainly to a change in product mix, increased operating efficiency, and lower material costs.

Outside revenues for the Parts & Services segment were $65.7 million compared to $62.6 million, while operating profit decreased 5.6% to $17.0 million from $18.0 million. This decrease in revenues and operating profit is due to the sale of three railcar repair plants, mostly offset by the acquisition of McConway & Torley.

Revenues for the Construction Products segment increased 11.1% to $121.8 million from $109.6 million, while operating profit increased 7.7% to $18.1 million from $16.8 million due to increasing government spending on transportation improvements.

Industrial Products segment revenues decreased 13.0% to $64.0 million from $73.6 million while operating profit decreased 42.6% to $3.5 million from $6.1 million. The decrease in revenues and operating profit is primarily due to industry conditions in the fittings & flange business and decrease sales of container heads due to the "Asian Crisis". This decrease is partially offset by improved results in LPG operations.


                  Three Months Ended June 30, 1999 Compared to
                        Three Months Ended June 30, 1998

Revenues for the first quarter of fiscal 2000 decreased 2.5% to $693.4 million from $711.5 million due to a decline in revenues in the Industrial Products segment caused mainly by the divestiture of Beaird Industries in June 1998, and a decline in the Inland Barge segment. Operating profits increased 4.5% to $77.4 million compared to $74.1 million. Increased operating profits in the Railcar segment were partially offset by a decline in the Industrial Products segment.

Revenues for the Railcar segment increased 3.5% to $382.7 million from $369.8 million while operating profit increased 14.6% to $37.7 million from $32.9 million. Margin improvement reflects the continued progress on improving operating efficiencies. The ongoing replacement cycle for railcars and continued expansion in both Latin America and Europe provide long-term potential for growth and performance from this segment.

The Inland Barge segment recorded declines in barge revenues of 20.1% to $51.7 million while operating profit increased 16.7% to $5.6 million. The reduction in revenues is a result of lower volume. The increase in operating profit is due mainly to product mix and cost reductions achieved during the last year. In the barge industry, the fleet replacement cycle and fleet age are important factors and, with nearly one third of the nation's barges more than 20 years old, the long-term outlook for barges continues to be positive.

Overall operating results in the Parts & Services segment remained steady as out-side revenues increased slightly from $65.5 million to $71.4 million and operating profit increased slightly from $19.7 million to $21.9 million. Increases in revenues from the acquisition of McConway & Torley, a railcar parts manufacturer, are offset by the sale of certain railcar repair facilities.

Revenues for the Construction Products segment decreased 10.4% to $113.3 million from $102.6 million while operating profit increased 3.3% to $15.8 million from $15.3 million. The Company believes that the government's long-term spending commitment and the passage of new highway legislation will lead to increased spending for transportation infrastructure improvements.

The Industrial Products segment revenues declined 28.0% to $61.8 million from $85.8 million while operating profit declined 56.8% to $3.2 million from $7.4 million. The decline in revenue is primarily due to the sale of Beaird Industries, Inc. in the quarter ended June 30, 1998. The decline in profit was attributable to the Beaird sale, increased price competition in the fittings and flange business as a result of the "Asian Crisis", and the downturn in the energy sector which has curtailed spending and major maintenance in the petrochemical industry.